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For immediate release
Investor group completes acquisition of Q9 Networks

Bell, Ontario Teachers’, Providence Equity and Madison Dearborn partner to acquire Canadian leader in data hosting and cloud solutions

MONTRÉAL, October 17, 2012 – An investor group comprising BCE Inc. (Bell), Ontario Teachers’ Pension Plan (Teachers’), Providence Equity Partners, and Madison Dearborn Partners LLC today announced the completion of its acquisition of Canadian data centre operator Q9 Networks.
Q9 is Canada’s leading provider of outsourced data centre solutions such as hosting, co-location and cloud computing services. Headquartered in Toronto and with 12 data centres in British Columbia, Alberta and Ontario, Q9 will continue to operate as a stand-alone entity managed by its existing executives, including CEO Osama Arafat and President and COO Paul Sharpe.
The investor group in a joint statement said: “The Q9 team has established the company as a strong Canadian leader in data centre management. We look forward to applying our combined expertise and resources to help Q9 build on its success and grow over the long term. The combination of Q9’s innovative data centre services with Bell’s world-leading network and hosting infrastructure offers leading data centre and cloud solutions for private and public sector organizations of all sizes in Canada.”
“Q9 is pleased to have the backing of such a strong investor group to help us meet the business-critical computing needs of organizations of all kinds across Canada,” said Osama Arafat, CEO of Q9 Networks. “Q9 is dedicated to delivering reliable and highly secure data centre solutions to Canadian businesses at a world-class level, and our new partners will help us continue to meet this objective.”

Of the purchase price of C$1.1 billion, Teachers’, Providence and Madison Dearborn together contributed C$430 million and Bell provided C$185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price.
Bell Business Markets, the Bell unit that provides network connectivity, data hosting and other managed services to business clients across Canada, has concluded a commercial arrangement with Q9 to enable the continued growth of their respective businesses and to drive shareholder value.
Concurrent with the acquisition closing and entering into the commercial arrangement, Bell and its partners have settled the Reverse Break-Fee Proceedings initiated in 2008 after the termination of the proposed privatization of BCE. In consideration of the settlement, Bell received certain non-cash benefits, such as increased equity ownership, and a path to full ownership with an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

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About Q9 Networks

Q9 Networks is Canada’s leading provider of outsourced data centre infrastructure for organizations with mission-critical IT operations. Q9’s 12 data centres and network are backed by an industry leading SLA that guarantees 100 per cent network and power availability. Q9 services, including: co-location, bandwidth, dedicated servers, firewalls, load balancing, virtual private networking (VPN) and back-up/restore, enable the rapid provisioning and scalability of client infrastructure. More information is available at www.Q9.com.

About Bell

Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca. The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada with the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

About Teachers’

With $117.1 billion in assets as of December 31, 2011, the Ontario Teachers’ Pension Plan is the largest single-profession pension plan in Canada. An independent organization, it invests the pension fund’s assets and administers the pensions of 300,000 active and retired teachers in Ontario. For more information visit www.otpp.com.

About Providence Equity Partners

Providence Equity Partners is the world’s leading private equity firm focused on media, communications, education, and information investments. The firm manages funds with US$27 billion in commitments and has invested in more than 130 companies since its inception in 1989. Significant existing and prior investments include ABTL (Indus Towers), Altegrity, AutoTrader.com, Blackboard, Bresnan Communications, The Chernin Group, Com Hem, Digiturk, Education Management Corporation, eircom, Grupo TorreSur, Hulu, ikaSystems, Idea Cellular, Kabel Deutschland, NEW Asurion, PanAmSat, ProSiebenSat.1, iQiyi, Study Group, TDC, TVB, UFO Moviez, Univision, VoiceStream Wireless, Warner Music Group, Wize Commerce, World Triathlon Corporation, Trilogy International Partners, and Yankees Entertainment and Sports Network. Providence is headquartered in Providence, RI (USA) and also has offices in New York, London, Hong Kong, Beijing, and New Delhi. Visit www.provequity.com for more information.

About Madison Dearborn Partners

Madison Dearborn Partners, based in Chicago, is one of the most experienced and successful private equity investment firms in the United States. Since Madison Dearborn’s formation in 1992, the firm has raised six funds with aggregate capital of over $18 billion and has completed approximately 120 investments. Madison Dearborn invests in businesses across a broad

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spectrum of industries, including basic industries; business and government services; consumer; financial services; health care; and telecom, media and technology services. Its noteworthy investments include Asurion, CDW, Fieldglass, MetroPCS, Nuveen Investments, and Yankee Candle. For more information, please visit www.mdcp.com.

For more information:

Bell

Marie-Ève Francœur

Bell Media Relations

(514) 391-5263

marie-eve.francoeur@bell.ca

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca

Q9 Networks

Kevin Spikes

Director of Marketing & Corporate Communications

(416) 848-3311

media.relations@Q9.com

Teachers’

Deborah Allan

Director, Communications and Media Relations

Ontario Teachers’ Pension Plan

(416) 730-5347

deborah—allan@otpp.com

Providence Equity Partners

Sard Verbinnen & Co

Andrew Cole / Jonathan Doorley

(212) 687-8080

Madison Dearborn Partners

The Abernathy MacGregor Group

Chuck Dohrenwend

(212) 371-5999